

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

June 16, 2008

Via U.S. Mail and Fax
Mr. Stephen Hamilton
Vice President - Finance
Lighting Science Group Corp.
2100 McKinney Avenue
Suite 1555
Dallas, TX 75201

> **RE:** **Lighting Science Group Corp.**
> **Forms 10-K for the fiscal year ended December 31, 2007**
> **Filed March 31, 2008 and**
> **Form 10-Q for the quarter ended March 30, 2008**
> **Filed May 14, 2008**
> **File No. 0-20354**

Dear Mr. Hamilton:

We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ending December 31, 2007
Note 1: Nature of Business and Summary of Significant Accounting Policies
Business Combination with LED Holdings, F-7

1. We understand as a result of the members of LED Holdings holding in excess of 80% of the voting stock of the Company at the closing of the transaction, the business combination with LED Holdings is a reverse acquisition for accounting purposes. Since under reverse takeover accounting LED Holdings is the accounting acquirer, it should be treated as the reporting company and the historic Lighting Science Group Corporation should be treated as the acquired entity. It appears you should revise your financial statements, MD&A, and other related disclosures to clearly and consistently report the transaction based on its substance (an acquisition of Lighting Science Group Corporation by LED Holdings). Please address each of the following comments in an amendment to your Form 10-K or advise us.
   a. Your characterization of the Company and its history should be revised to be the history of the accounting acquirer, LED Holdings. For example, the first paragraph on page F-7 should be revised to disclose LED Holdings' history. A similar revision should be made to the Business and Properties and Recent Developments disclosures appearing on page 1. Also, it is confusing to refer to the acquired company as the "Company."
   b. The historical financial statements prior to the October 4, 2007 acquisition should be those of the accounting acquirer, LED Holdings.
   c. Statement of operations for the year ended December 31, 2007 should be the results of the accounting acquirer from January 1, 2007 through December 31, 2007 combined with the results of operations of the legal acquirer, Lighting Science Group, subsequent to the date of the reverse acquisition.
   d. You should discuss in MD&A the historic results of operations of LED Holdings for all periods and describe the impact of the acquisition of Lighting Science Group Corporation on its operations after the October 4, 2007 acquisition.
   e. You should retroactively restate LED Holdings historical stockholder's equity to reflect the equivalent number of shares received in the merger after giving effect to any difference in par value of the issuer's and acquirer's stock with an offset to paid-in capital. Please also provide appropriate footnote disclosure concerning the change in the capital structure effected at the acquisition date.
   f. It is not clear why you are providing push-down accounting disclosure on page F-8. Please remove or clarify your disclosure and advise us.
   g. Since the transaction is a reverse acquisition, the disclosures of an asset acquisition on page F-7 appear to be inappropriate. Please revise or advise us.

2. Please tell us and clearly disclose how you determined the purchase price of the acquired entity at the closing of the transaction date. Furthermore, reconcile for us the purchase price, which appears to be about $24.5 million, with the fair value of the net assets of the legal acquirer (accounting acquiree), Lighting Science Group, which appears to be about $17.7 million at the closing of the transaction date.

Note 6: Income Taxes, page F-15

3. Please amend your income tax footnote to provide all required disclosures in accordance with paragraphs 43 through 49 of SFAS 109 and FIN 48, as applicable.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3815 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director